Mail Stop 4561

December 16, 2008

Mr. Robert S. Hull
Chief Financial Officer
GMAC LLC
200 Renaissance Center
PO Box 200
Detroit, MI 48265-2000

      Re: **GMAC LLC**
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Forms 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30,
             2008 and September 30, 2008
             File No. 1-03754

Dear Mr. Hull:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief